Nasus Consulting, Inc<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />
<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />83 Fisher Street
Millville, MA 01529
(508) 883-6803

June 10, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:          Barbara C. Jacobs/LaTonya D. Reynolds

            Re:       Nasus Consulting, Inc.

                        Registration Statement on Form S-1

                        Filed April 7, 2008

                        File Number 333-150135

Ladies and Gentlemen:

The purpose of this letter is to respond to your comment letter, dated May 2, 2008, regarding the above referenced company filing.  Our responses have been keyed to your comments.

Front Cover of Prospectus

1.  We have revised the front cover of the Prospectus and the plan of distribution section to provide that selling stockholders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.  No change occurred to the registration fees due.

Undertakings

2.  We have revised Part II section to include the undertakings required by Item 512(h), as applicable, of Regulation S-K.

Updated Financial Statements

We have included in the registration statement the financial statements for the three months ended March 31, 2008 and 2007.  In addition, disclosure throughout the filing have been updated to conform to the additional information provided in the updated financials.

In connection with responding to your comments, we acknowledge that:

·        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (508) 883-6803 if you have any questions regarding the above.

Sincerely,

/s/ Russell R. Desjourdy

Russell R. Desjourdy

President